Exhibit 99.4

Second Quarter Financial Results July 30, 2013

Forward Looking Statements Forward-Looking Statement This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward-looking statements. Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the most recent annual information form under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law. 2

Q2 2013 Financial Review

Our Business is Strong and Growing • Experienced team committed to execution and value creation • Strong and well-diversified asset portfolio • Opportunities to further improve returns in existing operations • Priority is growing free cash flow(B) and increasing Return on Invested Capital (“ROIC”)

Components of Revenue Growth (Decline) CAN Q2/12 U.S. Q2/12 Total Company Q2/12 CAN Q2/13 U.S. Q2/13 Total Company Q2/13 Core Price(1) 2.7% 0.9% 1.6% 0.9% 0.5% 0.7% Fuel Surcharges 0.3% 0.4% 0.4% 0.2% (0.1%) - Recycling and Other (1.1%) (1.6%) (1.4%) (0.8%) (0.3%) (0.5%) Total Price Growth (Decline) 1.9% (0.3%) 0.6% 0.3% 0.1% 0.2% Volume Growth (Decline) 1.3% (2.8%) (1.1%) (2.9%)(2) 4.4% 1.3% Total Organic Revenue Growth (Decline) 3.2% (3.1%) (0.5%) (2.6%) 4.5% 1.5% Acquisitions 1.8% 4.7% 3.5% 4.2% 10.2% 7.7% Total Growth Excluding FX 5.0% 1.6% 3.0% 1.6% 14.7% 9.2% FX (0.5%) Total Growth Including FX 8.7% Revenue Growth Q2 2013 reported revenues increased 8.7% QoQ to $516.8 MM (1) Core Price reflects organic average price change, net of rollbacks and excludes fuel surcharges, across the Company’s customer base. (2) Canadian volume decline reflects impact of (520 bps) from three municipal contracts completed in 2012 and the temporary closure of a transfer station which reopened in late June 2013. This resulted in a negative volume impact of (220 bps) to total Company volume.

110 111 120 139 57 69 0 100 200 300 400 500 Q2 2012 Q2 2013 U.S. Northeast U.S. South Canada Operating Expenses $U.S. (MM) $287 • Operating expenses increased 11.1% QoQ • Operating expenses totaled 61.7% of total revenue • Acquisitions and organic volume growth mainly contributed to higher expenses • Weather impacted revenue and expenses in Q2 2013 $319

16 18 19 22 8 8 13 15 0 10 20 30 40 50 60 70 80 90 100 Q2 2012 Q2 2013 Corporate U.S. Northeast U.S. South Canada Adjusted Selling, General & Administration (“SG&A”) Expenses $U.S. (MM) $56 • Adjusted SG&A expenses up $7.3 million or 13% to $63 million QoQ • Primarily due to expenses related to acquisitions and salaries in support of organic growth initiatives • One-time items include $1.1 million related to consulting fees and implementation of a long-term financing structure and consulting fees $63

72 70 56 60 18 20 -13 -15 -20 5 30 55 80 105 130 155 180 Q2 2012 Q2 2013 Corporate U.S. Northeast U.S. South Canada Adjusted EBITDA(A) $U.S. (MM) $133 • Adjusted EBITDA(A) up 1.7% to $134.9 million QoQ • Excluding FX impact, Adjusted EBITDA(A) up 2.3% to $135.7 million QoQ • Adjusted EBITDA(A) Margins down (180 bps) to 26.1% due to mix of revenue including acquisitions, higher industrial volumes, and lower special waste revenue, as well as impact of one-time expenses in Q2 2013 $135 Adjusted EBITDA(A) Margins Total Company Canada U.S. South U.S. Northeast 35.3% 26.9% 20.3% 36.3% 28.6% 21.6% Remain within Adjusted EBITDA(A) guidance range for the year, revised for change in FX (A) Please refer to the definition and explanation of (A) on slide 24. 27.9% 26.1%

Tax Outlook • Key focus has been to identify strategies to bring our tax profile more in line with our peer group • On an adjusted net income basis, effective tax rate was approximately 35.6% • Cash taxes were $18.9 million and includes $3.0 million Canadian dollar recovery of current tax expense as a result of a change to the Canadian income tax act • Overall effective tax rate is reduced to 35% in 2013 as a result of a long-term internal financing structure implemented in Q2/13 • Now expect total cash taxes to be between $32 and $35 million in 2013 • Estimate our net operating loss carry-forwards in the U.S. will extend into the first quarter of 2015

Tax Outlook • Key focus has been to identify strategies to bring our tax profile more in line with our peer group • On an adjusted basis, effective tax rate was approximately 35.6% • Cash taxes were $18.9 million and includes $3.0 million Canadian dollar recovery of current tax expense as a result of a change to the Canadian income tax act • Overall effective tax rate is reduced to 35% in 2013 as a result of a long-term internal financing structure implemented in Q2/13 • Now expect total cash taxes to be between $32 and $35 million in 2013 • Estimate our net operating loss carry-forwards in the U.S. will extend into the first quarter of 2015

Long-Term Debt Summary at June 30, 2013 • Total long-term debt is $1.62B at June 30, 2013 vs. $1.66B at March 31, 2013 • Funded debt to EBITDA, as defined and calculated in accordance with our consolidated facility, was 2.96x compared with 3.07x as at March 31, 2013 • Comfortable with current leverage level and believe optimal long-term leverage range for the Company is between 2.5x and 3.0x. • Interest expense on total outstanding debt was $15.2 million for the three months ended June 30, 2013 Long-Term Debt Facilities $U.S. MM Available Lending Accordion Facility Drawn Letters of Credit Available Capacity Ratings Senior Secured Term B Facility $497.5 $497.5 Moody’s Ba1 October 1, 2012 S&P BBB-October 3, 2012 Senior Secured Revolving Facility $1,850.0 $750.0 $1,010.8 $189.2 $650.0 IRBs(1) $194.0 $109.0 $85.0 Other Notes $1.4 $1.4 (1) Variable Rate Demand Solid Waste Disposal Revenue Bonds.

35% 62% 65% 38% 0 10 20 30 40 50 60 70 Q1 Q2 Growth Replacement $61 $63 2013 YTD Replacement & Growth CAPEX $U.S. MM • Total Q2/13 CAPEX was $63.1MM in-line with plan • Includes $39.3 MM of replacement capital and $23.8 MM of growth capital spending • Of the total growth CAPEX spend in Q2/13, approx $13.7 MM was spent on infrastructure projects. • Anticipate replacement and growth expenditures of $208 MM to $218 MM including net the sale of redundant assets. • Expect $39 - $44 million of growth capital related to infrastructure projects of which we have spent $28.1 MM year-to-date.

$57 $61 55 56 57 58 59 60 61 62 Q2 2012 Q2 2013 $75(1) $60(1) Free Cash Flow(B) $U.S. (MM) • Free cash flow(B) was $61.5 million up 8.8% QoQ • Free cash flow(B) as a percentage of revenue was 11.9% • Excluding spending on discretionary infrastructure investments, free cash flow(B) was $75.2 MM or 14.6% of revenues • Free cash flow(B) guidance increased for 2013 (B) Please refer to the definition and explanation of (B) on slide 26. (1) Free cash flow(B) excluding discretionary infrastructure expenditures of $3.3MM in Q2 2012 and $13.7 MM in Q2 2013 , respectively.

2013 Guidance(1) 1. Guidance assumes no change in the current economic environment and excludes the impact of any acquisitions we may complete in 2013. 2. Assumes foreign exchange rate of $0.97 U.S. for each Canadian dollar (“FX revision”), reflects long-term internal financing structure and expected interest rate swaps (“FS revision”) and Q2 performance (“Q2 revision”). 3. Assumes an average recycled commodity price for the year that is equal to our average price for 2012. (1) Included in our press release for the second quarter and six months ended June 30, 2013, issued July 30, 2013 was our updated guidance for the fiscal year ending December 31, 2013, including our 2013 outlook assumptions and factors. This press release is filed on SEDAR and EDGAR. (A) Please refer to the definition and explanation of (A) on slide 24. (B) Please refer to the definition and explanation of (B) on slide 26. Prior guidance Revised guidance Impact Reason Revenue $2.00B to $2.02B $1.977B to $1.997B Decline FX revision Adjusted EBITDA(A) $545M to $555M $538M to $543M Decline FX revision Effective tax rate as a % of income before income tax expense and net loss from equity accounted investee 40% 35% Decline FS revision Cash taxes $52M to $54M $32M to $35M Decline FX , FS and Q2 revisions Adjusted net income(A) per diluted share $1.02 to $1.06 $1.09 to $1.14 Increase FX , FS and Q2 revisions Free cash flow(B) excluding internal infrastructure investments $200M to $215M $211M to $225M Increase FX , FS and Q2 revisions Capital and landfill expenditures excluding internal infrastructure investment $210M to $220M $208M to $218M Decline FX revision Internal infrastructure investment $40M to $45M $39M to $44M Decline FX revision Expected annual cash dividend, payable on a quarterly basis C0.56 per share C$0.58 per share Increase Board of directors approved increase

$U.S. MM Except per share amounts Q2/12 Q2/13 QoQ Canada $198.2 $198.8 0.3% U.S. South 195.5 221.0 13.0% U.S. Northeast 81.7 97.0 18.6% Total Revenues $475.4 $516.8 8.7% Adjusted Net Income(A) Reported Net Income $28.8 $28.4 $35.3 $32.3 22.3% 13.8% Adjusted EPS(A) (diluted) Reported EPS (diluted) $0.25 $0.24 $0.31 $0.28 24.0% 12.0% Adjusted Operating EBIT(A) $64.7 $67.0 3.7% Adjusted EBITDA(A) $132.7 $134.9 1.7% Adjusted EBITDA(A) Margins 27.9% 26.1% (180bps) Adjusted EBITA(A) $77.2 $76.3 (1.2%) Free Cash Flow(B) $56.5 $61.5 8.8% Weighted Average Share Count 116,416 115,167 Total Actual Outstanding Share Count 115,167 Q2 2013 Financial Highlights (A) Please refer to the definition and explanation of (A) on slide 24. (B) Please refer to the definition and explanation of (B) on slide 26.

Key Volume Growth (Decline) Impact CAN Q2/13 Total Company Q2/13 Reported Volume Includes the following key items (2.9%) 1.3% Completed Contracts and Temporary Closure of Transfer Station (520 bps) (220 bps) Q2 2013 Volume Growth Impact - Canada • The following table quantifies the volume impact of three municipal contracts in Canada that were completed in the third and fourth quarters of 2012. It also reflects a transfer station in Canada that was closed temporarily to allow for renovations to revitalize a C&D recycling facility which reopened in late June 2013.

Q2 2013 Reported and Gross Revenues(1) Strong Revenue from Canadian and U.S. Operations Total Reported Revenues $516.8 million U.S. Canada $318.0 million $198.8 million (1) Gross Revenue includes intercompany revenue on a consolidated basis and includes the impact of FX. Gross Revenue From Operations(1) 000’s Consolidated $US % of Gross Revenue Commercial $176,483 34.1 Industrial 95,424 18.5 Residential 118,774 23.0 Transfer and Disposal 185,213 35.8 Recycling 14,416 2.8 Other 11,491 2.2 Gross Revenues 601,801 116.4 Intercompany (84,994) (16.4%) Revenues $516,807 100%

Q2 2013 Gross Revenues by Service Line(1) in Canada and the U.S. 000’s Canada (Canadian dollars) Canada % of Revenue U.S. (U.S. dollars) U.S. % of Revenue Commercial $80,340 39.5 $97,967 30.8 Industrial 39,815 19.6 56,472 17.8 Residential 38,784 19.1 80,836 25.4 Transfer and Disposal 65,920 32.4 120,709 38.0 Recycling 7,518 3.7 7,070 2.2 Other 6,153 3.0 5,473 1.7 Gross Revenues 238,530 117.3 368,527 115.9 Intercompany (35,177) (17.3%) (50,575) (15.9%) Revenues $203,353 100% $317,952 100% (1) Gross Revenue includes intercompany revenue on a consolidated basis and includes the impact of FX.

Q2/12 Q2/13 Adjusted EBITDA(A) $132.7 $134.9 $U.S. (MM) $U.S. (MM) Purchase of restricted shares - ($1.3) Capital and landfill asset purchases ($49.7) ($63.1) Proceeds from sale of capital assets $0.9 $13.3 Landfill closure/post-closure expenditures ($2.7) ($1.4) Landfill closure/post-closure cost accretion expense $1.3 $1.4 Interest on long-term debt ($14.0) ($15.2) Non-cash interest expense $1.7 $0.8 Current income tax expense ($13.7) ($7.9) Free cash flow(B) $56.5 $61.5 Reconciliation of Adjusted EBITDA(A) to Free Cash Flow(B) (A) Please refer to the definition and explanation of (A) on slide 24. (B) Please refer to the definition and explanation of (B) on slide 26.

Recycled Fiber Sensitivity • Revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper • Other commodities we receive include wood, plastics, aluminum and metals • Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control • These fluctuations may affect our consolidated financial condition, results of operations and cash flows • Based on current volumes, a $10 change in the price of an average basket of commodities results in an ~$8.0 million change to revenues and an approximately $0.04 change to net income per share on an annual basis • Our outlook provided for 2013 assumes an average price per ton for OCC of $106.00, which is equal to the 2012 average price per ton based on our market weighting of the RISIts index

FX Sensitivity • We have provided our guidance assuming $0.97 cents U.S. for each Canadian dollar • If the U.S. dollar strengthens one cent our reported revenues will decline by approximately $7,800 • EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar • The impact on net income for a similar change in FX rate, results in an approximately $700 decline • Should the U.S. dollar weaken by one cent, our reported results will improve by similar amounts

Recycled Fiber Sensitivity • Revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper • Other commodities we receive include wood, plastics, aluminum and metals • Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control • These fluctuations may affect our consolidated financial condition, results of operations and cash flows • Based on current volumes, a $10 change in the price of an average basket of commodities results in an ~$8.0 million change to revenues and an approximately $0.04 change to net income per share on an annual basis • Our outlook provided for 2013 assumes an average price per ton for OCC of $106.00, which is equal to the 2012 average price per ton based on our market weighting of the RISI index

Non-GAAP Disclosure – continued All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense. All references to “Adjusted net income” are to adjusted operating income after adjusting for restructuring expenses and goodwill impairment, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT, and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures are important for investors and are used by management in the management of its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors. Three months ended Six months ended June 30 June 30 2013 2012 2013 2012 Operating income $ 64,636 $ 65,669 $ 123,810 $ 116,041 Transaction and related costs (recoveries) - SG&A 390 1,082 (175) 1,370 Fair value movements in stock options - SG&A(*) 1,755 (2,694) 1,250 (1,050) Restricted share expense - SG&A(*) 261 624 526 1,358 Adjusted operating income or adjusted operating EBIT 67,042 64,681 125,411 117,719 Net gain on sale of capital assets (5,788) (366) (6,405) (750) Amortization 73,642 68,370 144,941 132,024 Adjusted EBITDA 134,896 132,685 263,947 248,993 Amortization of capital and landfill assets (58,624) (55,483) (114,563) (106,209) Adjusted EBITA $ 76,272 $ 77,202 $ 149,384 $ 142,784 Net income $ 32,293 $ 28,377 $ 61,634 $ 50,446 Transaction and related costs (recoveries) - SG&A 390 1,082 (175) 1,370 Fair value movements in stock options - SG&A(*) 1,755 (2,694) 1,250 (1,050) Restricted share expense - SG&A(*) 261 624 526 1,358 Net loss (gain) on financial instruments 1,205 2,717 (1,060) 2,172 Other expenses - 52 - 105 Net income tax expense or (recovery) (614) (1,311) 212 (1,488) Adjusted net income $ 35,290 $ 28,847 $ 62,387 $ 52,913 Note: (*)Amounts exclude LTIP compensation.

Non-GAAP Disclosure – continued (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. Three months ended Six months ended June 30 June 30 2013 (*) 2012 (*) Change 2013 (*) 2012 (*) Change Adjusted EBITDA(A) $ 134,896 $ 132,685 $ 2,211 $ 263,947 $ 248,993 $ 14,954 Purchase of restricted shares(*)(*) (1,334) - (1,334) (1,692) - (1,692) Capital and landfill asset purchases (63,090) (49,673) (13,417) (124,476) (99,764) (24,712) Proceeds from the sale of capital assets 13,263 848 12,415 14,384 1,567 12,817 Landfill closure and postclosure expenditures (1,434) (2,666) 1,232 (2,229) (4,200) 1,971 Landfill closure and postclosure cost accretion expense 1,406 1,306 100 2,815 2,614 201 Interest on long-term debt (15,214) (13,974) (1,240) (30,457) (28,238) (2,219) Non-cash interest expense 849 1,678 (829) 1,705 3,368 (1,663) Current income tax expense (7,858) (13,668) 5,810 (17,657) (24,093) 6,436 Free cash flow(B) $ 61,484 $ 56,536 $ 4,948 $ 106,340 $ 100,247 $ 6,093 Note: (*)Capital and landfill asset purchases include infrastructure expenditures of approximately $13,700 and $3,300 for the three months ended and $28,100 and $6,900 for the six months ended June 30, 2013 and 2012, respectively. (*)(*)Amounts exclude LTIP compensation.

Non-GAAP Disclosure – continued

All references to "Adjusted EBITA" in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets. All references to "Adjusted operating income or adjusted operating EBIT" in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense. All references to "Adjusted net income" are to adjusted operating income after adjusting for restructuring expenses and goodwill impairment, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT, and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures are important for investors and are used by management in the management of its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company's capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company's acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share. Adjusted net income reflects what we believe is our "operating" net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company's ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

	Three months ended June 30		Six months ended June 30	
	2013	2012	**2013**	2012
Operating income	**$ 64,636**	$ 65,669	**$ 123,810**	$ 116,041
Transaction and related costs (recoveries) - SG&A	**390**	1,082	**(175)**	1,370
Fair value movements in stock options - SG&A(*)	**1,755**	(2,694)	**1,250**	(1,050)
Restricted share expense - SG&A(*)	**261**	624	**526**	1,358
Adjusted operating income or adjusted operating EBIT	**67,042**	64,681	**125,411**	117,719
Net gain on sale of capital assets	**(5,788)**	(366)	**(6,405)**	(750)
Amortization	**73,642**	68,370	**144,941**	132,024
Adjusted EBITDA	**134,896**	132,685	**263,947**	248,993
Amortization of capital and landfill assets	**(58,624)**	(55,483)	**(114,563)**	(106,209)
Adjusted EBITA	**$ 76,272**	$ 77,202	**$ 149,384**	$ 142,784
Net income	**$ 32,293**	$ 28,377	**$ 61,634**	$ 50,446
Transaction and related costs (recoveries) - SG&A	**390**	1,082	**(175)**	1,370
Fair value movements in stock options - SG&A(*)	**1,755**	(2,694)	**1,250**	(1,050)
Restricted share expense - SG&A(*)	**261**	624	**526**	1,358
Net loss (gain) on financial instruments	**1,205**	2,717	**(1,060)**	2,172
Other expenses	**-**	52	**-**	105
Net income tax expense or (recovery)	**(614)**	(1,311)	**212**	(1,488)
Adjusted net income	**$ 35,290**	$ 28,847	**$ 62,387**	$ 52,913

Note:
(*)Amounts exclude LTIP compensation.

Non-GAAP Disclosure – continued

(B) We have adopted a measure called "free cash flow" to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to "free cash flow" in this document have the meaning set out in this note.

	Three months ended June 30			Six months ended June 30		
	2013 (*)	2012 (*)	Change	**2013 (*)**	2012 (*)	Change
Adjusted EBITDA(A)	**$ 134,896**	$ 132,685	$ 2,211	**$ 263,947**	$ 248,993	$ 14,954
Purchase of restricted shares(*)(*)	**(1,334)**	-	(1,334)	**(1,692)**	-	(1,692)
Capital and landfill asset purchases	**(63,090)**	(49,673)	(13,417)	**(124,476)**	(99,764)	(24,712)
Proceeds from the sale of capital assets	**13,263**	848	12,415	**14,384**	1,567	12,817
Landfill closure and post-closure expenditures	**(1,434)**	(2,666)	1,232	**(2,229)**	(4,200)	1,971
Landfill closure and post-closure cost accretion expense	**1,406**	1,306	100	**2,815**	2,614	201
Interest on long-term debt	**(15,214)**	(13,974)	(1,240)	**(30,457)**	(28,238)	(2,219)
Non-cash interest expense	**849**	1,678	(829)	**1,705**	3,368	(1,663)
Current income tax expense	**(7,858)**	(13,668)	5,810	**(17,657)**	(24,093)	6,436
Free cash flow(B)	**$ 61,484**	$ 56,536	$ 4,948	**$ 106,340**	$ 100,247	$ 6,093

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $13,700 and $3,300 for the three months ended and $28,100 and $6,900 for the six months ended June 30, 2013 and 2012, respectively.
(*)(*)Amounts exclude LTIP compensation.

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Progressive Waste Solutions